MK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 29 2012

Washington, DC
121

12013464

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16818

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gordon & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

63 Pleasant Street
(No. and Street)

Watertown (City) Massachusetts (State) 02472 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allison D. Salke (617) 924-7997
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle, Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

160 Federal Street (Address) Boston (City) Massachusetts (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EX 144

OATH OR AFFIRMATION

I, Allison D. Salke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gordon & Co., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer

Title

IRENE RUAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires April 1, 2016

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS:	
Statements of financial condition	2
Statements of operations	3
Statements of changes in partners' capital	4
Statements of cash flows	5
Notes to financial statements	6-12
SUPPLEMENTARY INFORMATION:	
Computation of net capital under Rule 15c3-1	14
Computation for determination of reserve requirements under Rule 15c3-3	15
Information relating to possession or control requirements under Rule 15c3-3	16
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)	17-18

INDEPENDENT AUDITOR'S REPORT

PARTNERS
GORDON & CO.
Watertown, Massachusetts

We have audited the accompanying statements of financial condition of Gordon & Co. (the Partnership) as of December 31, 2011 and 2010, and the related statements of operations, changes in partners' capital, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gordon & Co. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 14, 15, and 16 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Parent, McLaughlin & Nangle

Certified Public Accountants, Inc.

February 27, 2012

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax 617/423-3955

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

Ten Commerce Way
Raynham, MA 02767-1071
508/880-4955
Fax 508/823-6976

www.pmn.com

GORDON & CO.

(A Partnership)

STATEMENTS OF FINANCIAL CONDITION

	December 31			
		2011		2010
ASSETS				
Cash and cash equivalents	$	546,124	$	852,718
Deposits with clearing organizations		110,000		116,000
Receivables from brokers, dealers and clearing organizations		-		5,480
Note receivable from customer, net (Note C)		-		-
Securities owned, at market value		-		2,830
Equipment - net		3,996		5,669
Other assets		244		244
	$	660,364	$	982,941
LIABILITIES AND PARTNERS' CAPITAL				
Liabilities:				
Payables to customers	$	-	$	44,002
Accrued expenses and other liabilities		19,000		30,424
		19,000		74,426
Partners' capital		641,364		908,515
	$	660,364	$	982,941

See notes to financial statements.

GORDON & CO.

(A Partnership)

STATEMENTS OF OPERATIONS

	Year ended December 31	
	2011	2010
REVENUES:		
Commissions	$ 259,388	$ 41,865
Net gains on option transactions	12,756	436,699
Interest	599	101
Other income - net	138,823	6,838
	411,566	485,503
EXPENSES:		
Compensation and benefits	276,661	358,121
Other operating costs	793,044	936,818
Impairment of customized software (Note D)	-	2,148,776
	1,069,705	3,443,715
NET LOSS	$ (658,139)	$ (2,958,212)

See notes to financial statements.

GORDON & CO.

(A Partnership)

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

YEARS ENDED DECEMBER 31, 2011 AND 2010

BALANCES, December 31, 2009	$	3,846,391
Capital contributions		416,889
Net loss		(2,958,212)
Federal and state taxes paid on behalf of partners		(1,998)
Capital withdrawals		(394,555)
BALANCES, December 31, 2010		908,515
Capital contributions		541,776
Net loss		(658,139)
Federal and state taxes paid on behalf of partners		(788)
Capital withdrawals		(150,000)
BALANCES, December 31, 2011	$	641,364

See notes to financial statements.

PMN

GORDON & CO.

(A Partnership)

STATEMENTS OF CASH FLOWS

	Year ended December 31	
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (658,139)	$ (2,958,212)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Depreciation	6,445	12,383
Impairment of customized software	-	2,148,776
(Increase) decrease in operating assets:		
Deposits with clearing organizations	6,000	(20,000)
Receivables from brokers, dealers and clearing organizations	5,480	159,333
Receivables from customers	-	31,860
Securities owned	2,830	3,249,616
Increase (decrease) in operating liabilities:		
Payables to customers	(44,002)	(60,340)
Payables to brokers, dealers and clearing organizations	-	(1,021)
Securities sold, not yet purchased	-	(12,254)
Accrued expenses and other liabilities	(11,424)	(3,477)
Total adjustments	(34,671)	5,504,876
Net cash provided (used) by operating activities	(692,810)	2,546,664
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additions to equipment	(4,772)	(91,394)
Net cash used by investing activities	(4,772)	(91,394)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net repayments on note payable - line of credit	-	(1,790,000)
Proceeds from capital contributions	541,776	416,889
Capital withdrawals	(150,788)	(396,553)
Net cash provided (used) by financing activities	390,988	(1,769,664)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(306,594)	685,606
CASH AND CASH EQUIVALENTS, beginning of year	852,718	167,112
CASH AND CASH EQUIVALENTS, end of year	$ 546,124	$ 852,718
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$ -	$ 25,495

See notes to financial statements.

A. Summary of Significant Accounting Policies:

Operations:

Gordon & Co. (the Partnership), a Massachusetts limited partnership, is a registered broker/dealer engaged primarily in the writing of limited price put and call options. Under the terms of such options, expiration prices are established. If the market price of the underlying security falls to or below (call options) or rises to or above (put options) the expiration price, the option expires. Upon issuance of each option, Gordon & Co. agrees to repurchase the option prior to expiration for certain specified prices. An option may be exercised; but, if it is not exercised, modified or repurchased, it expires at the end of the term of the option, as determined either by the expiration price or the expiration date of the option. The expiration price provision limits the off-balance sheet market risk, should there be an unfavorable change in the price of the underlying financial instrument. If a put option expires, Gordon & Co.'s policy is to immediately purchase the underlying security to cover its short position.

Principal customers are individuals located throughout the United States who are familiar with the type of risk associated with these investments, and who satisfy the options disclosure and suitability requirements imposed by the Financial Industry Regulatory Authority, Inc. (FINRA).

During 2010, the Partnership began to wind down its operations. In 2011, the Partners decided to cease all operations. As a result, all employees were effectively terminated in January 2012. Refer to Note N.

Accounting for option income:

Option income is recognized over the term of the option, measured by the difference between the premiums received for writing and/or modifying the option and the amount of the Partnership's obligation to repurchase the option. For covered options, the amount of the repurchase obligation is considered in determining the realizable value of the underlying securities.

Cash equivalents:

For purposes of the statements of cash flows, the Partnership considers money market mutual funds, commercial paper and all highly liquid debt instruments with maturity of three months or less when purchased to be cash equivalents.

Use of estimates:

The preparation of the Partnership's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

PMN

A. Summary of Significant Accounting Policies - (continued):

Receivables:

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables.

Securities transactions and valuation of securities:

Securities transactions are recorded on a trade date basis. Securities are recorded at realizable value, which is represented by the market value of the securities, adjusted for the purchase or repurchase provisions included in the options. Changes in the realizable value of securities are included in income.

Receivables from brokers, dealers and clearing organizations are collateralized in part by securities borrowed or sold. Receivables from customers are partially collateralized by securities owned by customers which are not reflected in the financial statements.

Fair value of financial instruments:

The Partnership's financial instruments are carried at fair value or amounts that approximate fair value. The estimated fair value amounts of financial instruments have been determined by the Partnership using available market information and appropriate valuation methodologies. Assets, including cash, securities borrowed, receivables, and deposits with clearing organizations are carried at cost, which approximates fair value. The Partnership's short term liabilities are generally recorded at contracted amounts, which approximate fair value.

Equipment:

Equipment is reported at cost, less accumulated depreciation. Depreciation is computed by use of accelerated methods over the estimated useful lives of the related assets. Maintenance and repairs are charged to expense as incurred.

A. Summary of Significant Accounting Policies - (continued):

Equipment – (continued):

Long-lived assets held and used by the Partnership are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed.

Allocation of partnership income:

Effective April 27, 2011, the Partnership amended and restated its Partnership Agreement (the Agreement). The amendment redesignated all partnership interests previously referred to as Class A and B limited partners to a new class of partnership interests known as Class A and B Units. As a result of this amendment, all existing limited partners became holders of Class A Units. During April 2011, the Partnership sold 300,000 Class B Units and received proceeds of $300,000 related to this transaction. In November 2011, the 300,000 Class B Units were redeemed by the Partnership for $120,000.

Income and loss of the Partnership is allocated to the holders of partnership units based on the terms of the Agreement.

Income taxes:

Federal and state income taxes are not payable or provided for by the Partnership, as individual partners are liable for income taxes on their distributive share of Partnership taxable income.

The Partnership recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Partnership assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income tax positions, if identified, are classified as additional income tax expense in the statement of operations. The Partnership has not identified any uncertain tax positions at December 31, 2011 or 2010. The Partnership is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any periods in progress. The Partnership believes it is no longer subject to income tax examinations for years prior to 2008.

Reclassifications:

Certain reclassifications have been made to the 2010 financial statements in order for them to conform to the 2011 presentation.

B. Cash Segregated Under Federal Regulations:

Cash of $135,000, at December 31, 2011 and 2010 was segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. No additional deposit was necessary to meet the required reserve computed as of December 31, 2011 and 2010.

C. Note Receivable From Customer:

The Partnership had a note receivable from a customer amounting to $1,367,873 at December 31, 2010. An allowance was previously established for the full amount because the amount was doubtful of collection. The accrual of interest on this note was discontinued. During 2011, the note was assigned to the general partner of the general partner.

D. Equipment:

Equipment is summarized as follows:

	December 31	
	2011	2010
Furniture and fixtures	$ 46,165	$ 46,165
Office equipment	163,547	158,776
Software	-	63,799
	209,712	268,740
Less accumulated depreciation	(205,716)	(263,071)
	$ 3,996	$ 5,669

During 2010, it was determined that the carrying value of certain customized software costs exceeded its fair value. Consequently, the Partnership recorded an impairment loss of $2,148,776 during the year ended December 31, 2010.

E. Receivables from and Payables to Brokers, Dealers and Clearing Organizations:

Receivables from and payables to brokers, dealers and clearing organizations represent amounts related to securities failed-to-deliver or failed-to-receive, securities borrowed, and amounts due to or from brokers and dealers through clearing organizations. Amounts are collateralized in part by the underlying securities.

F. Securities Owned:

Securities owned consist of the following at December 31:

	December 31	
	2011	2010
Market value of securities owned (Note G):		
Equity securities	$ -	$ 2,830

At December 31, 2011 and 2010, there were no outstanding call or put options.

G. Fair Value Measurement:

Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Partnership has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The fair values of securities owned are based on quoted market prices on nationally recognized securities exchanges.

Assets measured at fair value on a recurring basis are as follows:

	Fair Value Measurements at Reporting Date Using:			
	Level 1	Level 2	Level 3	Total
December 31, 2010:				
Assets:				
Securities owned (Note F)	$ 2,830	$ -	$ -	$ 2,830

H. Note Payable - Line of Credit:

At December 31, 2010, the Partnership had available an on-demand revolving draw loan which permitted the Partnership to borrow up to $2,500,000, with interest at the prime rate, secured by certain securities and investment property of the Partnership. The Partnership had no borrowings outstanding as of December 31, 2010. Interest expense on this line of credit amounted to $25,495 for the year ended December 31, 2010.

I. Employee Benefits:

The Partnership sponsored a 401(k) plan which entitled all full-time employees to make voluntary contributions to the plan. Contributions could not exceed the maximum amount under applicable provisions of the Internal Revenue Code. The Partnership was obligated to contribute 3% of an employee's salary to the plan on an annual basis. Partnership contributions to this plan amounted to $9,280 for the year ended December 31, 2010. The plan was terminated in November, 2010.

J. Concentration of Credit Risk:

The Partnership maintains its cash balances at several financial institutions, and invests excess funds in money market mutual funds. Balances deposited in commercial banks are insured by the Federal Deposit Insurance Corporation, up to $250,000. Balances invested in money market mutual funds are not insured by the Federal Deposit Insurance Corporation. At various times throughout the year cash balances may have exceeded the federally insured amounts.

K. Net Capital Requirements:

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Partnership had net capital of $637,124, which was $387,124 in excess of its required net capital of $250,000. The Partnership's percentage of aggregate indebtedness to net capital was 3.0% at December 31, 2011.

PMN

L. Related Party Transactions:

The Partnership has entered into an agreement with a computer consulting company for monthly computer maintenance, and has contracted with this company to design trading and back office software. (Reference is made to Note D). This company is partly owned by the Partnership's chief executive officer who is also a limited partner in the Partnership.

Computer maintenance expense and related software design amounted to $240,000 and $331,394 for the years ended December 31, 2011 and 2010, respectively.

The Partnership was a tenant-at-will for its office space with an entity in which the general partner and several of the limited partners of the Partnership held interests. Rent expense totaled $46,297 for the year ended December 31, 2010. Rent paid to the related party through April 2011 amounted to $16,376. During April 2011, the building was sold to an unrelated party at which time the Partnership entered into a lease agreement with the new owner of the facility.

M. Commitments and Contingencies:

During April 2011, the Partnership entered into a lease agreement for its office space. Rent expense under the new agreement amounted to $29,640 for the year ended December 31, 2011. Future minimum payments under the lease agreement through its termination in March 2012 are $11,115.

In the normal course of business activities, the Partnership is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Partnership's financial statements.

N. Subsequent Events:

On January 3, 2012, the Partnership submitted a Uniform Request for Broker-Dealer Withdrawal (Form BDW) as notice of its intent to cease operations.

Subsequent events have been evaluated through February 27, 2012, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

GORDON & CO.

(A Partnership)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

AS OF DECEMBER 31, 2011

COMPUTATION OF NET CAPITAL:				
Total Partners' capital qualified for net capital			$	641,364
Deductions and/or charges:				
Non-allowable assets:				
Equipment - net	$	3,996		
Other assets		244		(4,240)
NET CAPITAL			$	637,124
COMPUTATION OF AGGREGATE INDEBTEDNESS:				
Items included in statement of financial condition:				
Accrued expenses and other liabilities			$	19,000
TOTAL AGGREGATE INDEBTEDNESS			$	19,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:				
Minimum net capital required (6-2/3% of aggregate indebtedness)			$	1,267
Minimum dollar net capital requirement of reporting broker/dealer			$	250,000
Net capital requirement (greater of minimum dollar net capital requirement of reporting broker/dealer or minimum net capital required)			$	250,000
Excess net capital			$	387,124
Net capital less greater of 10% aggregate indebtedness or 120% of minimum dollar net capital requirement			$	337,124
Percentage of aggregate indebtedness to net capital				3.0%

RECONCILIATION WITH THE PARTNERSHIP'S COMPUTATION:

There are no differences between the preceding computation and the Partnership's corresponding unaudited part II of Form X-17A-5 as of December 31, 2011.

GORDON & CO.

(A Partnership)

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2011

CREDIT BALANCES:	
Free credit balances and other credit balances in customers' securities accounts	$ -
DEBIT BALANCES:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	$ -
RESERVE COMPUTATION:	
Excess of total credits over total debits	$ -
Required reserve (105% of excess of total credits over total debits)	$ -
Amount held on deposit in reserve bank accounts, as of December 31, 2011	$ 135,000

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION:

There are no material differences between the preceding computation and the Partnership's corresponding unaudited part II of Form X-17A-5 as of December 31, 2011.

GORDON & CO.

(A Partnership)

INFORMATION RELATING TO POSSESSION
OR CONTROL REQUREMENTS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2011

Customers' fully paid and excess margin securities are in respondent's possession or control as of the report date.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

PARTNERS
GORDON & CO.
Watertown, Massachusetts

In planning and performing our audit of the financial statements of Gordon & Co. (the Partnership), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully-paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax 617/423-3955

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

Ten Commerce Way
Raynham, MA 02767-1071
508/880-4955
Fax 508/823-6976

www.pmn.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations; and, that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parent, McLaughlin & Nangle

Certified Public Accountants, Inc.

February 27, 2012

PMN